Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  333-253002
Date:  March 19, 2021

Boston Private Board of Directors Sends Letter to Shareholders Regarding the Proposed Transaction with SVB Financial

The SVB Financial Merger Is a Financially and Strategically Compelling Transaction

Transaction Is the Result of a Robust Process Led by a Strong Independent Board Intensely Focused on Maximizing Shareholder Value

HoldCo’s Proposal Is Reckless, Misguided and Threatens Shareholder Value

BOSTON—(BUSINESS WIRE)—The Board of Directors of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH) (“Boston Private”), a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits, today sent a letter to Boston Private’s shareholders regarding the previously announced definitive merger agreement with SVB Financial Group (NASDAQ: SIVB) (“SVB Financial”).

The letter underscores how the SVB Financial transaction provides the best path for maximizing value for Boston Private shareholders.  Highlights include the following:

The SVB Financial merger is a financially and strategically compelling transaction

•	Attractive price: Based on SVB Financial’s closing price on March 15, 2021, the value of the per share merger consideration of $14.67 represents:

o	a 74% premium to Boston Private’s unaffected share price on December 31, 2020;

o	an 86% premium to the volume weighted average closing price of Boston Private common stock for the 30 days ended December 31, 2020;

o	a 108% premium to the volume weighted average closing price of Boston Private common stock for the 60 days ended December 31, 2020; and

o	a 128% premium to the volume weighted average closing price of Boston Private common stock for the 90 days ended December 31, 2020.

•
Exceptional timing:  Locking-in the fixed exchange ratio in early January allowed Boston Private shareholders to capture the significant upside potential in the price of SVB Financial common stock based on SVB Financial’s continued strong performance, generating over $300 million in incremental value for Boston Private’s shareholders since the announcement of the merger, above and beyond the almost 30% premium already embedded in the implied value of the merger consideration at the time of announcement of the merger, which was already the second-highest announcement date premium in a major bank transaction in the past three years;[1] and

[1]	Bank transactions in excess of $500 million since January 1, 2018.

•
Enhanced market positioning:  The merger is a compelling strategic combination that will provide access to SVB Financial’s expansive and growing client network and position at the center of the innovation economy to enhance Boston Private’s wealth management platforms.  The merger will allow the combined company to leverage its scale and financial capabilities to make additional investments in innovation and technology to deliver more innovative solutions, capabilities and infrastructure and enhance the experience of Boston Private clients, driving future value creation for Boston Private shareholders as future SVB Financial shareholders.

The transaction is the result of a robust process led by a strong independent Board intensely focused on maximizing shareholder value

•
Comprehensive process:  The independent Boston Private Board conducted extensive analysis and considered all available alternatives for Boston Private over an extended period, including a review of other potential strategic partners and the company’s standalone plan;

•
Thorough oversight and leadership by independent Board:  The Board was consistently engaged throughout the process, with negotiations led by a working group comprised of two independent directors with significant M&A experience and Boston Private’s Chief Executive Officer.  The Board deliberately sequenced the negotiating process with SVB Financial to ensure that any negotiations between Mr. DeChellis or other members of management and SVB Financial related to post-closing employment or retention arrangements occurred only after negotiations regarding the amount of the merger consideration and the other material transaction terms had been finalized; and

•
Value maximization:  The transaction with SVB Financial is the value-maximizing alternative for Boston Private shareholders.  The Board successfully negotiated for SVB Financial to increase its price on multiple occasions.  SVB Financial made the only proposal to acquire Boston Private, none of the informal inquiries by any other parties prior to the announcement of the transaction demonstrated value or certainty for Boston Private shareholders comparable to the SVB Financial transaction, and since announcement of the transaction, no party has submitted any proposal, offer or indication of interest of any kind with respect to a competing transaction.

HoldCo Asset Management, LP’s (“HoldCo”) proposal is a reckless gamble that reflects its inexperience in banking

•
Reckless gamble:  HoldCo’s roll-the-dice attempt to take control of the Boston Private Board and re-explore strategic alternatives ignores the significant risks in voting against the SVB Financial merger on the unfounded hope that a previously unknown acquiror will suddenly materialize to deliver more value than the financially and strategically compelling high-premium transaction already negotiated with SVB Financial;

•
Misleading analysis:  HoldCo fails to analyze Boston Private’s standalone plan and financial forecasts and the risks and challenges associated with that plan, while relying on a superficial contribution analysis that ignores the fundamentally different growth profiles of Boston Private and SVB Financial and an unsubstantiated “sum of the parts” analysis with assumptions that contravene even the most basic valuation principles.  HoldCo’s valuation analysis is simply not credible and belies HoldCo’s assertions that it has the experience or industry knowledge to guide an exploration of alternatives for Boston Private or dictate the strategic direction of the company’s ongoing operations;

•
Misguided potential breach:  HoldCo’s plan ignores the express terms of the merger agreement, which requires Boston Private to use reasonable best efforts to complete the merger with SVB Financial on the agreed terms and if necessary restructure the transaction and re-solicit shareholder approval until the January 3, 2022 termination date is reached, and precludes an immediate re-review of strategic alternatives as advocated by HoldCo; and

•
Dangerous inexperience:  HoldCo’s inexperience in the banking space was recently laid bare after it was forced to withdraw its purported nomination notice with respect to two of its nominees to the Boston Private Board – HoldCo’s own co-founders Michael Zaitzeff and Vikaran Ghei – due to its parallel threatened proxy fight against Berkshire Hills Bancorp, Inc., where it concurrently also nominated Mr. Zaitzeff to the Berkshire board of directors.  HoldCo was evidently unaware of longstanding banking laws prohibiting such proposed director interlocks.  HoldCo is an activist hedge fund with no prior experience managing any company, much less a bank, and no apparent familiarity with the regulatory regime under which Boston Private operates, asking Boston Private shareholders to simply take a flyer on its uninformed, unreliable and unachievable strategies.

The Boston Private Board unanimously recommends that shareholders vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the April 27, 2021 special meeting.

The full text of the letter from the Board of Directors to shareholders follows.

March 19, 2021

Dear Boston Private Shareholders:

Boston Private recently announced a value-maximizing transaction for its shareholders pursuant to which it will be acquired by SVB Financial.

The Boston Private Board of Directors (the “Board”) unanimously recommends that you vote FOR this transaction, which is the result of a robust process overseen by your independent Board that carefully considered the company’s available alternatives, and concluded that the transaction maximizes value for, and is in the best interests of, all Boston Private shareholders.

If the merger with SVB Financial is completed, holders will be entitled to receive, for each share of Boston Private common stock owned, $2.10 in cash and 0.0228 shares of SVB Financial common stock, an implied value of $14.67 per share of Boston Private common stock based on the closing stock price of SVB Financial common stock on March 15, 2021, representing a 74% premium to Boston Private’s unaffected share price on December 31, 2020, the last trading day prior to the date of announcement of the merger agreement.

Please vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the April 27, 2021 special meeting to approve the transaction.  You can vote by mail, over the Internet or by a toll-free telephone call.  Simply follow the instructions on the attached WHITE proxy card.  We urge you to vote by telephone or over the Internet to ensure your vote is received in time to be counted at the special meeting.

Your vote is very important, regardless of how many shares you own.  The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction.  The transaction cannot be completed unless the merger agreement is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of Boston Private common stock entitled to vote.

You may receive communications from an entity called HoldCo Asset Management, LP seeking your support to defeat the transaction with SVB Financial.  For the reasons stated below and in Boston Private’s definitive proxy statement filed with the SEC, your Board is unanimous in its opposition to HoldCo’s efforts and recommends you ignore their communications and not vote any of their gold proxy cards.  If you have voted on a gold proxy card, please vote FOR the proposed transaction with SVB Financial using a WHITE proxy card.  Only your latest dated vote counts.

THE TRANSACTION MAXIMIZES VALUE FOR BOSTON PRIVATE SHAREHOLDERS

The Board believes that the transaction with SVB Financial is a financially and strategically compelling opportunity that maximizes value for, and is in the best interests of, all Boston Private shareholders.

•
As detailed in the company’s definitive proxy statement filed with the SEC, the Board remained focused at all times on maximizing value for shareholders and successfully negotiated for SVB Financial to increase its price on multiple occasions.  SVB Financial increased the value of the merger consideration offered from $7.60 per Boston Private share in August 2020 to $10.94 per Boston Private share as of December 31, 2020, the last trading day prior to the date of announcement of the merger agreement.  As a result of the significant appreciation in SVB Financial’s stock price since the announcement of the transaction, the merger consideration represents an implied value of $14.67 based on SVB Financial’s closing price on March 15, 2021, corresponding to:

o	a 74% premium to Boston Private’s unaffected share price on December 31, 2020;

o	an 86% premium to the volume weighted average closing price of Boston Private common stock for the 30 days ended December 31, 2020;

o	a 108% premium to the volume weighted average closing price of Boston Private common stock for the 60 days ended December 31, 2020; and

o	a 128% premium to the volume weighted average closing price of Boston Private common stock for the 90 days ended December 31, 2020.

•
The Board conducted extensive due diligence and concluded that SVB Financial’s business had the capability to deliver strong operating results in the future.  By locking in a fixed exchange ratio and announcing a transaction when it did in early January 2021, the Board enabled Boston Private shareholders to benefit from the appreciation in SVB Financial’s stock price since the announcement of the transaction based on its continued strong performance.

•
That SVB Financial’s stock price has continued to increase since the announcement of the merger, outperforming the KBW Nasdaq Bank Index by more than 1,700 basis points, is a testament to the financial and operational strength of SVB Financial and underscores the wisdom of securing SVB Financial’s agreement on a fixed exchange ratio in early January 2021.

•
To date, based on SVB Financial’s closing price on March 15, 2021, the fixed exchange ratio has generated over $300 million in incremental value for Boston Private’s shareholders above and beyond the almost 30% premium already embedded in the implied value of the merger consideration at the time of the announcement of the merger, which was already the second-highest announcement date premium in a major bank transaction in the past three years.[2]

•
The merger is a compelling strategic combination that will provide access to SVB Financial’s expansive and growing client network and position at the center of the innovation economy to enhance Boston Private’s wealth management platforms.  The combined company will be well positioned to leverage its scale and financial capabilities to make additional investments in innovation and technology to deliver more innovative solutions, capabilities and infrastructure and enhance the experience of Boston Private clients, driving future value creation for Boston Private shareholders as future SVB Financial shareholders.

HOLDCO’S “ANALYSES” ARE BASED ON UNSUBSTANTIATED AND INCORRECT ASSUMPTIONS

In contrast to your Board’s detailed analytical processes and careful judgment, HoldCo Asset Management, LP (“HoldCo”) has concocted misleading valuation analyses based on unsubstantiated and incorrect assumptions.

•
Using a superficial and misleading back-of-the-envelope contribution analysis that ignores the fundamentally different financial, growth and valuation profiles of Boston Private and SVB Financial, HoldCo generates a valuation range with a midpoint that is 2.8 times Boston Private’s closing price on December 31, 2020.  Not one major bank merger in the last 10 years has included a premium at that level[3] – highlighting just how outlandish HoldCo’s analysis is.

[2]	Bank transactions in excess of $500 million since January 1, 2018.
[3]	Bank transactions in excess of $500 million since January 1, 2011.

•
HoldCo’s “sum of the parts” valuation is also based on a flawed and shoddy analysis that rests on unrealistic and unsubstantiated assumptions.  Among other such assumptions, HoldCo’s analysis ignores the restructuring costs inherent in a strategic merger and misrepresents the value of the transaction synergies by assuming, without elaboration or explanation, an arbitrarily high synergy estimate (well above the synergy target that SVB Financial was comfortable forecasting after extensive due diligence) and moreover that a potential buyer would pass through 100% of those transaction synergies to Boston Private shareholders.  HoldCo provides no justification for this or any of the other assumptions used in its analysis, nor does it explain why a “sum of the parts” valuation, much less one that assumes no separation costs, is at all relevant to analyzing a bank with deeply interdependent business lines.

•
HoldCo appears to take issue with the fact that SVB Financial’s stock price has outperformed the SNL U.S. Bank Index over an extended period, further enhancing the value of the merger consideration to Boston Private shareholders, and blithely concludes that the stock must be overvalued.  In reality, SVB Financial has long traded at a premium to peers and bank indices, reflecting the market’s appreciation of SVB Financial’s consistently strong execution and fundamentally different growth profile relative to most other banks.  Based on its due diligence, the Board concluded that SVB Financial’s business had the capability to deliver strong operating results in the future, and that there was significant upside potential in the price of SVB Financial common stock and therefore in the value of the merger consideration.  For that reason, it was important from a value perspective to negotiate a fixed exchange ratio and announce a transaction by the beginning of 2021 so that Boston Private shareholders would benefit from the potential appreciation in SVB Financial’s stock price as it delivered strong operating results, which is exactly what has occurred.

•
HoldCo’s inability to ground its analysis in facts or tether its assumptions or conclusions to reality is particularly concerning given the significant amount of time the Boston Private management team spent attempting to openly and candidly engage with HoldCo over the course of three meetings in the summer and fall of 2020.

•
HoldCo’s valuation analysis is simply not credible and belies its assertions that it has the experience or industry knowledge to guide an exploration of alternatives for Boston Private or dictate the strategic direction of the company’s ongoing operations.

THE PROPOSED TRANSACTION WITH SVB FINANCIAL IS THE RESULT OF AN EXTENSIVE AND ROBUST PROCESS DESIGNED TO MAXIMIZE VALUE FOR ALL SHAREHOLDERS

The Board conducted a robust, objective and comprehensive process to evaluate all of Boston Private’s strategic and financial alternatives, and has concluded that the proposed transaction with SVB Financial offers Boston Private shareholders the best option to maximize the value of their investment.

•
Prior to entering into exclusive negotiations with SVB Financial, the Board analyzed with its financial advisor the universe of alternative potential strategic merger partners and discussed and considered several informal inbound inquiries over a period of a number of months.  SVB Financial was the only party that made a proposal to acquire Boston Private, and no inquiry by any other party demonstrated value or certainty for Boston Private shareholders comparable to the merger with SVB Financial.

•
In determining whether to pursue SVB Financial’s enhanced final proposal and ultimately to enter into the merger agreement with SVB Financial, or to instead reject SVB Financial’s proposal and pursue discussions with other potential strategic parties, the Board carefully weighed and considered the potential benefits and risks of each alternative.  The Board concluded that there were unlikely to be other potential counterparties that would (i) be a better strategic fit for Boston Private than SVB Financial, (ii) offer terms more favorable to Boston Private’s shareholders than those offered by SVB Financial, or (iii) offer better prospects for future growth and value accretion for the benefit of Boston Private’s shareholders.

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There were significant risks from a value, confidentiality, competitive and employee retention perspective of rejecting SVB Financial’s proposal or delaying negotiations with SVB Financial in favor of pursuing discussions with other potential parties, and Boston Private’s business and franchise could have been substantially impaired if there were significant employee or customer attrition following a leak or market rumors regarding a transaction.  The Board considered these risks to be especially acute given the importance of human capital to the value of Boston Private’s businesses, including its wealth management business.  The Board also concluded that there was a significant risk of losing the meaningful potential value creation from a transaction with SVB Financial, particularly in view of SVB Financial’s enhanced proposal being expressly conditioned on Boston Private’s willingness to enter into exclusive negotiations.  On balance, the Board determined that the benefits of the merger with SVB Financial far outweighed the risks of rejecting or attempting to delay SVB Financial’s final proposal and pursuing discussions with other potential strategic parties instead.

•
To date, no party has put forth any competing proposal to the merger, let alone a strategic transaction that would offer Boston Private shareholders superior value as compared to the transaction with SVB Financial.

•
HoldCo’s suggestion that another party “offered a higher price than what SVB Financial was proposing at the time” is patently false.  As is detailed in the company’s definitive proxy statement, no other party made any offer to acquire Boston Private; rather, one potential party approached the company casually based on speculation that Boston Private might be considering a strategic business combination and indicated that, subject to numerous contingencies, it might consider a valuation at a tangible book value multiple in a general price range of $10.50.  This highly contingent oral indication was below the $10.94 implied value of the merger consideration as of the execution of the merger agreement and substantially below its current implied value of $14.67 based on the closing price of SVB Financial common stock on March 15, 2021.  This party never submitted any letter, indication of interest or other written expression of interest, nor did it propose any specific transaction terms, or indicate whether an actual proposal was expected to be discussed with or approved by its board of directors.  Over the following month, and continuing through the present day, no proposal or indication of interest was ever provided by or on behalf of this party and no further inquiries from this party were ever received.

HOLDCO IS ATTEMPTING TO GAIN YOUR SUPPORT BY PEDDLING MISREPRESENTATIONS REGARDING THE NEGOTIATIONS WITH SVB FINANCIAL TO SERVE HOLDCO’S OWN AGENDA

HoldCo is attempting to mislead Boston Private shareholders by falsely painting the transaction with SVB Financial as a conflict-ridden, management-friendly sweetheart deal.  HoldCo’s assertions have no basis in fact.

•	When SVB Financial approached Boston Private about pursuing a potential transaction, the Board took deliberate action to ensure the best and value-maximizing outcome for Boston Private shareholders.

o
When it became clear that SVB Financial was interested in pursuing a strategic combination with Boston Private at a substantial premium to Boston Private’s trading price, the Board formed a working group comprised of Boston Private’s CEO, Anthony DeChellis, and two financially sophisticated independent directors with significant M&A experience, which led negotiations with SVB Financial on the terms of the transaction and the negotiation of the exchange ratio.  This process was specifically designed to ensure that independent members of the Board with substantial deal experience and savvy were integrally involved in negotiating the key transaction terms and could report back to the full Board.

o
The Board deliberately sequenced the negotiating process to ensure that no discussions or negotiations between Mr. DeChellis or other members of management and SVB Financial relating to post-closing employment or retention arrangements would occur until after negotiations regarding the amount of the merger consideration and the other material transaction terms had been finalized.  It was not until December 27, 2020, many months after SVB Financial’s initial indication of interest and almost a full month after Boston Private and SVB Financial had reached a preliminary agreement on a pricing and exchange ratio methodology that was ultimately applied to determine the finally agreed exchange ratio, that SVB Financial first provided a term sheet to Mr. DeChellis outlining the proposed terms for his continued employment following completion of the merger.

o
The Board remained fully engaged throughout the transaction process.  It held 11 meetings over a period of months to carefully consider, review and evaluate the various proposals made by SVB Financial in the context of the company’s standalone plan and available alternatives.

o
HoldCo’s unfounded assertions that the merger diverts value from shareholders to management, and that Mr. DeChellis led merger negotiations on behalf of Boston Private but was conflicted and improperly incentivized to push for a deal with SVB Financial, are simply false. The Board followed a deliberate, thorough, independent director-driven process that delivered a value-maximizing transaction to Boston Private shareholders.

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HoldCo baselessly criticizes Mr. DeChellis’s compensation package with SVB Financial, but conveniently ignores key facts that undermine its position.  Mr. DeChellis’s employment agreement with SVB Financial was negotiated on an arm’s length basis after all of the material terms of the transaction, including the price, had been negotiated between Boston Private and SVB Financial.  During the course of negotiations, Mr. DeChellis agreed, among other things, to forego termination protection with respect to his potential SVB Financial sign-on equity awards, to waive termination protection with respect to the portion of his existing Boston Private equity awards that will convert into SVB Financial awards if the merger is completed, and to forfeit performance-based Boston Private stock options with a grant date value of $1.25 million.  HoldCo’s analysis is riddled with numerical and analytical errors, and simply ignores facts that are inconvenient for HoldCo’s false narrative, including misleadingly comparing Mr. DeChellis’s target bonus under his agreement with SVB Financial to his actual, rather than target, bonus with Boston Private.

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HoldCo cites $7.5 million of retention awards across a group of eight executives as evidence that the proposed transaction is an exercise in “corporate wealth distribution” from shareholders to executives.  The retention payments were offered by SVB Financial (not Boston Private’s Board) to retain Boston Private’s key employees through and following the closing of the merger, and each is appropriately structured for retention – executives will not receive their full retention amounts unless they remain employed with SVB Financial for a full four years after completion of the merger.  These customary (and relatively modest for a transaction of this size) arrangements were put in place only after the merger was announced and the pricing and other transaction terms were agreed, a fact that HoldCo unashamedly ignores.  Ultimately, HoldCo’s attacks amount to nothing more than a smokescreen manufactured to serve its own agenda.

HOLDCO’S OPPOSITION TO THE SVB FINANCIAL TRANSACTION IS HIGHLY RECKLESS, THREATENS TO BREACH THE MERGER AGREEMENT AND REFLECTS HOLDCO’S INEXPERIENCE IN BANKING

Though it relies on smoke and mirrors to advance its “arguments,” HoldCo has been transparent in its aspirations – it hopes to mislead enough Boston Private shareholders so that if the merger is not approved at the special meeting, HoldCo can run a proxy contest to elect a slate of directors to the Board and explore alternative transactions.  Such a “plan” – delegating the strategy on ongoing operations of Boston Private and its subsidiaries to an unproven activist hedge fund whose principals have no management experience whatsoever –  is extraordinarily risky on its face.  The resulting employee and customer attrition and deterioration of the Boston Private franchise could only possibly be redeemed if HoldCo can find a mystery acquiror to suddenly materialize and offer more value than the financially and strategically compelling high-premium transaction negotiated with SVB Financial.  The fact that no such mystery acquiror has come forward to date should give reasonable investors serious cause for concern about the entirety of HoldCo’s campaign.

HoldCo’s inexperience in the banking and financial institutions space and in managing and operating banks, and the attendant risks to Boston Private and its shareholders of such inexperience, was recently laid bare after HoldCo was forced to withdraw its purported nomination notice with respect to two of its nominees to the Boston Private Board – HoldCo’s own co-founders Michael Zaitzeff and Vikaran Ghei – due to its parallel threatened proxy fight against Berkshire Hills Bancorp, Inc., where it also nominated Mr. Zaitzeff to the Berkshire board of directors.  HoldCo’s apparent unawareness of longstanding banking laws prohibiting such proposed director interlocks highlights the significant risks and challenges that Boston Private would face with HoldCo at the helm attempting to navigate a highly complex regulatory regime with which it has virtually no experience.

And yet, the fact that HoldCo’s proposal is an irresponsible gamble by an inexperienced player is just one of its infirmities.  HoldCo’s plan to explore alternative transactions also threatens to breach the merger agreement with SVB Financial, with potentially significant adverse consequences for Boston Private shareholders.

•
HoldCo’s purported plan ignores the express terms of the merger agreement, which provide that SVB Financial and Boston Private must in good faith use their reasonable best efforts to negotiate a restructuring of the transaction, without changing the merger consideration or other material terms, and/or resubmit the merger agreement to Boston Private’s shareholders for approval if Boston Private shareholders fail to approve the merger agreement at the special meeting.

•
The merger agreement contains provisions customary in bank merger transactions that prohibit exactly what HoldCo is advocating – abandoning the transaction with SVB Financial and promptly initiating a broad auction process to sell the company or pursue other strategic alternatives.  Unless the parties mutually agree to terminate the merger agreement, until the January 3, 2022 termination date is reached or another termination event occurs, neither party can abandon the transaction and each must use reasonable best efforts to complete the merger.  The merger agreement thus precludes an immediate further review of strategic alternatives or auction process, as urged by HoldCo.

•
These provisions are fully disclosed in Boston Private’s proxy statement and included in the merger agreement, which was filed with the SEC and has been publicly available since early January 2021.  HoldCo presumably either has not taken the time to read the merger agreement and is unaware of these contractual restrictions or is indifferent to them and would have Boston Private willfully breach the merger agreement.  In either case, HoldCo’s proposed course of action is irresponsible, would result in a violation of the express requirements of the merger agreement and would expose Boston Private to uncapped potential damages.

For these reasons, and the reasons set out in greater detail in Boston Private’s definitive proxy statement mailed to shareholders, the Board unanimously recommends that you vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the special meeting.

Your vote is very important, regardless of how many shares you own.  The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction.  The transaction cannot be completed unless the merger agreement is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of Boston Private common stock entitled to vote.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

On behalf of the Boston Private Board, thank you for your continued support of Boston Private.

Sincerely,

The Boston Private Board

About Boston Private

Boston Private is a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits.  For more than 30 years, Boston Private has delivered comprehensive advice coupled with deep technical expertise to help clients simplify their lives and achieve their goals.  The firm offers the capabilities of a large institution with the superior service of a boutique firm to clients across the United States.  Boston Private is the corporate brand of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH).  For more information, visit www.bostonprivate.com.

Advisors

Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Boston Private and Morgan Stanley & Co. LLC is acting as financial advisor to Boston Private.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to SVB Financial’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.  Actual results may differ materially from current projections.  In addition to factors previously disclosed in SVB Financial’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that have been or may be instituted against SVB Financial or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB Financial’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB Financial has filed with the SEC a registration statement on Form S-4 that includes the proxy statement of Boston Private and a prospectus of SVB Financial.  The registration statement on Form S-4, as amended, was declared effective by the SEC on March 17, 2021, and Boston Private commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about March 19, 2021.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SVB Financial and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by SVB Financial will be made available free of charge on SVB Financial’s website at http://ir.svb.com or by contacting SVB Financial’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB Financial, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of SVB Financial is set forth in the proxy statement for SVB Financial’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2021, and other documents filed by SVB Financial with the SEC.  Information about the directors and executive officers of Boston Private is set forth in Boston Private’s Form 10-K for the year ended December 31, 2020, as amended, and other documents filed by Boston Private with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

Investor Relations
Adam Bromley
(617) 912-4386
abromley@bostonprivate.com

Media
Lucy Muscarella
(617) 912-4402
lmuscarella@bostonprivate.com